 Exhibit 10.1

LIVEXLIVE MEDIA, INC

9200 Sunset Boulevard, Suite #1201

West Hollywood, CA 90069

October 22, 2020

Custom Personalization Solutions, LLC

3349 North Elston Ave

Chicago, Ill 60618

Attn: Scott Norman

Dear Mr. Norman

This letter of intent (this “Letter”) sets forth the terms of a proposed acquisition (the “Acquisition”) by LiveXLive Media, Inc., a Delaware corporation (“LXL Media”), or its subsidiary (“LXL Subsidiary” and together with LXL Media, “Buyer”), of 100% of the issued and outstanding membership interests of Custom Personalization Solutions, LLC (the “Company”).

This Letter shall constitute a binding agreement and create legally enforceable obligations against the parties with respect to the Acquisition in accordance with the terms thereof, regardless of whether the Parties later execute or fail to execute the Definitive Agreement (as defined below). The closing of the Acquisition shall be subject to approval by the Board of Directors of Buyer and the Company (which shall be obtained prior to execution of the Definitive Agreement) and satisfactory completion of business and legal due diligence by Buyer.

Part I of this Letter summarizes the principal terms of the proposed Acquisition. Part II of this Letter contains certain terms, conditions and covenants. The Parties shall fully cooperate with each other and use their reasonable best efforts to prepare, execute and deliver a definitive agreement with respect to the Acquisition on the terms herein (the “Definitive Agreement”) and all other documents necessary or desirable to effect the transactions contemplated hereunder as soon as possible and to thereafter satisfy each of the conditions to the closing specified thereunder, subject to Section 14 of the Part II below. Buyer will prepare the initial draft of the Definitive Agreement.

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PART I

The following paragraphs of this Letter are legally binding and enforceable agreements of Buyer, Company and Sellers.

1.	BASIC TRANSACTION

Buyer will acquire 100% of the issued and outstanding membership interests of the Company from the holders thereof (collectively, “Sellers”) via a membership interest purchase agreement or a reverse triangular merger (or some other mutually agreed upon structure) in consideration for $6,000,000 worth of LXL Media’s shares of restricted common stock, $0.001 par value per share (the “Shares”), subject to a working capital adjustment to be determined after diligence and subject to the below requirements (the “Purchase Price”). The Shares shall be priced based on the Volume-Weighted Average Closing Price (as defined below) and shall be subject to a lock-up period of 12 months from the closing date, such that no Shares can be sold, transferred, assigned, hypothecated, or in any way disposed of, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise prior to the expiration of such period.

Buyer will deliver $4,500,000 worth of Shares at closing. Buyer will deliver remaining $1,500,000 worth of Shares if (i) the Company reports GAAP revenue of $20,000,000 and $1,000,000 of EBITDA for the year ended December 31, 2020, and (ii) at the closing of the Acquisition, the Company’s target working capital is $2,700,000 (including $800,000 of cash) and the Company has no more than $1,300,000 in debt.

At closing, ten percent (10%) of the Purchase Price (the “Escrow Amount”) shall be deducted from the closing payment and placed into an escrow account to provide a ready source of funds in the event of any adjustments and to secure the performance of Sellers’ obligations under the Definitive Agreement. The Escrow Amount will be paid to the Sellers twelve (12) months after the date of closing, other than amounts with respect to outstanding and bona fide indemnification claims as of the end of such 12-month period, which amounts will be distributed when such claims have been resolved.

“Volume-Weighted Average Closing Price” means the volume-weighted (based on the number of shares of LXL Media’s common stock traded on each day that the closing price is used in this calculation) average of the closing sale prices per share of LXL Media’s common stock on the securities exchange or automated quotation system where LXL Media’s common stock is then listed or quoted, as applicable, for the ten (10) consecutive trading days ending on the last trading day immediately preceding the closing of the Acquisition.”

2.	NON-COMPETITION AND SOLICITATION AGREEMENTS

The Definitive Agreement shall contain non-competition and non-solicitation provisions binding upon each Seller and his, her or its affiliates and such officers and employees of the Company (subject to applicable laws and regulations and such officers and employees completing new employment agreements) as Buyer may reasonably require (the “Restricted Parties”), pursuant to which the Restricted Parties would agree, for the three (3) year period (in respect of Sellers’ covenants) and for the one (1) year period (in respect of the officers and employees’ covenants) following the closing, not to be involved in any respect with any business in direct competition with the music streaming and live music events, festival and merchandising business of the Company and its subsidiaries (as of the closing) and not to directly or indirectly solicit, recruit or hire employees of the Company and its subsidiaries (as of the closing) (subject to customary exceptions for general solicitation).

3.	OTHER TERMS

The Company and the Sellers shall make customary and standard representations and warranties to Buyer and would provide appropriate covenants, indemnities and other protections for the benefit of Buyer. The Sellers will provide customary representations and warranties in a standard letter of transmittal. The survival period for non-fundamental representations and warranties shall be twelve (12) months (or, if longer, 90 days after completion of the first audit of the Company (or surviving entity) following the closing). The general survival period for fundamental business and operational representations and warranties would be twenty-four (24) months. The general survival period for tax related representations and warranties would be the expiration of the applicable statute of limitations. The Definitive Agreement will contain customary limitations on indemnification for a transaction of this nature. The Sellers shall jointly and severally indemnify Buyer for any damages suffered by Buyer in connection with the Definitive Agreement; provided, however, the aggregate liability of each Seller shall not exceed their respective pro rata portion of the Purchase Price.

4.	CONDITIONS

The parties agree to prepare and negotiate in good faith a Definitive Agreement and applicable ancillary documents which will reflect the terms set forth in this Letter, and shall contain terms, conditions, representations, warranties, agreements, covenants and legal opinions customary and appropriate for a transaction of the type contemplated hereunder, including, without limitation, those set forth in this Letter.

The consummation by Buyer of the Acquisition would be subject to the satisfaction of the following conditions:

(a) satisfactory completion of Buyer’s due diligence regarding the Company and the Acquisition;

(b) receipt of all necessary material consents and approvals of third parties;

(c) absence of any material adverse change in the business, financial condition, prospects or operations of the Company (or any of its subsidiaries);

(d) absence of any injunction or restraining order prohibiting the Acquisition or any portion thereof;

(e) accuracy of the Company’s and Sellers’ representations and warranties, and compliance by the Company and the Sellers of all covenants or other obligations required to be performed or complied with by or as of the closing date, in each case except where such inaccuracy or failure to perform or comply would not reasonably be expected to have a material adverse effect on Buyer or the Company;

(f) delivery of customary ancillary documents, including letters of transmittal, information statements, closing certificates and other documentation as may be reasonably required by either Party or its respective counsel;

(g) delivery by the Company of its historical financial statements (including, without limitation, for the years ended December 31, 2018 and 2019, and necessary interim financial statements to conform with SEC 8-K requirements, all prepared in accordance with GAAP) as Buyer may reasonably require;

(h) Employment Agreements with certain key employees which are in effect as of the closing date, in such form as reasonably satisfactory to Buyer;

(i) executed amendments to applicable material contracts to the reasonable satisfaction of Buyer; and

(j) approval of Buyer’s and Company’s Board of Directors.

5.	ACCESS

Promptly after this Letter is signed by the Parties, Buyer will begin a due diligence review with respect to the Company in order to determine whether or not it is willing to proceed with the Acquisition and for the purpose of enabling it to ensure that the Definitive Agreement contains all provisions which it deems appropriate in view of the results of such investigation. Sellers and their respective Representatives (as defined below) will, and shall cause the Company and its Representatives, cooperate with such investigation and will provide Buyer with such access to Sellers’ and the Companies’ properties, records, and management employees as Buyer may reasonably request. The Parties understand that, as a result of such investigation, Buyer may determine that it is not willing to proceed with the Acquisition or that it is not willing to do so on the terms set forth in this Letter.

PART II

The following paragraphs of this Letter are legally binding and enforceable agreements of Buyer, Company and Sellers.

6.	CONFIDENTIALITY

Reference is hereby made to that certain Mutual Non-Disclosure Agreement, dated ___________ (the “ NDA”), by and between the Company and Buyer, the terms of which are incorporated by reference as if set forth in full herein.

7.	EXCLUSIVE DEALING

The Company and their respective Representatives each acknowledges that the Buyer will be required to spend substantial time and effort in conducting due diligence and may incur substantial fees and expenses in connection with such due diligence efforts, the preparation of the Definitive Agreement, and related matters. Accordingly, for a period from and after the date of this Letter is executed by all Parties (the “Execution Date”) and ending on the earlier of (i) the date that is forty-five (45) days from the Execution Date, provided that such forty-five (45) day period shall be extended for thirty (30) days if the Parties mutually agree in writing and are engaged in good faith negotiations regarding the Definitive Agreement (the “Exclusivity Period”), (ii) the Termination Date (as defined in Section 15 below), or (iii) the execution and delivery of the Definitive Agreement between the Parties.

(a) During the Exclusivity Period the Company, Sellers nor any of their respective employees, officers, directors, shareholders, affiliates, agents or representatives nor their respective employees, officers, directors, shareholders, affiliates, agents or representatives (collectively, the “Representatives”) will, directly or indirectly, through any director, officer, agent, financial adviser, third party or otherwise, solicit or entertain offers from, negotiate with or enter into any discussions or negotiations with respect thereto with any person other than Buyer, or in any manner encourage, discuss, accept, or consider any proposal, formal or informal, of any other person relating to the offering, sale, divestiture or acquisition of all or any portion of the Company and/or its respective capital stock, assets or its business, whether directly or indirectly and whether through purchase, merger, consolidation, combination or otherwise in whatever form (other than sales of inventory in the ordinary course of the Company’s business, as applicable) or enter into any other transaction that would preclude the consummation of the Acquisition with Buyer consistent with the terms set forth in this Letter. The Sellers hereby agree that any action taken by any of the Representatives of the Sellers or their respective affiliates or Representatives that would constitute a breach of this Letter if taken by any of the Sellers or the Company, will constitute a breach of this Letter by the Sellers and the Company.

(b) The Company, will immediately notify Buyer in writing regarding any inquiry, offer, proposal or contact during the Exclusivity Period between the Company and/or their respective Representatives and any other person regarding any such inquiry, offer, proposal or contract or any related event, transaction or item, including the material terms thereof.

(c) The Parties shall fully cooperate with each other and use their reasonable best efforts to execute and deliver the Definitive Agreement and all other documents necessary or desirable to effect the transactions contemplated hereunder as soon as possible and to thereafter satisfy each of the conditions to the closing specified thereunder, subject to Section 14 of this Part II below.

8.	CONDUCT OF BUSINESS

During the period from the date of this Letter until the Termination Date, Company shall continue to operate its business and maintain in the ordinary course of business, consistent with past practice, and will refrain from any extraordinary transactions. The Company shall (i) use Commercially Reasonable Efforts to preserve intact their respective business organization and employees and other business relationships; (ii) maintain its respective books, records and accounts in accordance with generally accepted accounting principles, consistent with past practice; (iii) use Commercially Reasonable Efforts to maintain its respective current financial condition, including working capital levels; (iv) not incur any additional indebtedness or enter into any agreements to raise capital or sell any stock of the Company; (v), file for bankruptcy or other business reorganizational activities; and (vi) not declare or make any dividend or stock distributions.

9.	APPROVALS; FURTHER ASSURANCES

Upon the terms and subject to the conditions of this Letter, the Company, the Sellers and the Buyer shall, use their respective Commercially Reasonable Efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions, including obtaining all waivers, licenses, permits, consents, approvals, authorizations, qualifications and orders of any Governmental Authority and parties to applicable contracts with the Company, and/or any subsidiaries as may be necessary for the consummation of the transactions contemplated hereunder. In furtherance of the foregoing, the Company and the Sellers shall, use their respective Commercially Reasonable Efforts to file, and to cause each of their respective affiliates to file in conjunction with such party, all applications, requests, notices, consents and other filings with any applicable governmental authority or third party whose approval is required in connection with the consummation of the Transaction. The Company and the Sellers will furnish to Buyer and its representatives such necessary information and assistance as Buyer may reasonably request in connection with the preparation of any necessary filings or submissions by Buyer to any governmental authority or third party in order to obtain the governmental authorizations and consents referred to in this Letter. The Company and the Sellers will use their Commercially Reasonable Efforts to do and perform, or cause to be done and performed, all such further acts and things and shall prepare, execute and deliver the Financial Statements and all such other agreements, certificates, instruments or documents as Buyer may reasonably request in order to carry out the intent and purposes of this Letter and the consummation of the transactions contemplated hereby. “Commercially Reasonable Efforts” means the reasonable best efforts that a reasonably prudent person would, at the time of executing this Letter, contemplate using in similar circumstances in an effort to achieve the applicable desired result set forth in this Letter in a reasonably expeditious manner.

10.	DISCLOSURE

Except as and to the extent required by law, without the prior written consent of the other Party, none of Buyer, the Company or the Sellers will make, and will direct their respective Affiliates not to make, directly or indirectly, any public comment, statement, announcement or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence, the execution or the terms of this Letter, nature of discussions regarding this Letter or the transactions contemplated hereunder, the fact that a possible transaction between the Parties or any of the terms, conditions, status or other aspects of the transaction proposed in or contemplated by this Letter. The Company acknowledges that LXL Media will have reporting obligations with respect to the execution of this Letter as required by Form 8-K promulgated under the Securities Exchange Act of 1934, as amended. If Buyer, the Company or the Sellers are required by law to make any such disclosure, such person must first provide to the other party reasonable prior notice of the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made. Buyer and the Company shall, and the Company shall cause the Sellers to, use their respective best efforts to cooperate with the other party, to allow the other party to seek non-disclosure of such information. In the event Buyer, the Company or the Sellers, as applicable, is required to disclose such information, it shall disclose no more than what is legally required.

11.	COSTS

Buyer, the Company and the Sellers will each be responsible for and bear all of their respective costs and expenses (including any broker’s or finder’s fees and the expenses of its representatives and agents) incurred at any time in connection with this Letter and pursuing or consummating the Acquisition, whether or not the transactions contemplated here are consummated.

12.	ENTIRE AGREEMENT

This Letter, together with NDA, constitute the entire agreement among the Parties, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the Parties on the subject matter hereof. This Letter may be amended or modified only by a writing executed by the Parties.

13.	GOVERNING LAW; JURISDICTION: SERVICE OF PROCESS

This Letter will be governed by and construed under the laws of the State of Delaware without regard to conflicts of laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter may be brought against a Party in the courts of the State of Delaware, or, if such Party has or can acquire jurisdiction, in the United States District Court for the State of Delaware, and each Party consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

14.	TERMINATION

This Letter and the obligations of the Parties hereunder will automatically terminate the next day after the Exclusivity Period (unless otherwise mutually determined by the Parties in writing prior thereto), and may be terminated (i) prior thereto only by Buyer at any time, for any reason or no reason, upon written notice to the company, and (ii) after the Exclusivity Period by any Party, for any reason or no reason, with or without cause, at any time (such date in clause (i) or (ii) being referred to herein as the “Termination Date”). Upon termination of this Letter agreement the Parties will have no further obligations hereunder except as stated in Sections 6, 7 and 10 through 17 (inclusive) of this Letter, which will survive any such termination; provided, however, that the termination of this Letter will not affect the liability of a Party for any breach of this Letter prior to the termination.

15.	SEVERABILITY.

If any provision of this Letter is determined to be illegal, invalid, or unenforceable, then such determination does not affect the legality, validity, or enforceability of the other provisions of this Letter, all of which remain in full force and effect. Each of the Parties agrees that in the event of any such determination the Parties will negotiate to modify this Letter so as to effect the original intent of the Parties as close as possible to the fullest extent permitted by applicable law.

16.	PREVAILING PARTY.

If any litigation or other court action, arbitration or similar adjudicatory proceeding is commenced by any Party to enforce its rights under this Letter against the other Party, all fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and court costs, incurred by the prevailing Party in such litigation, action, arbitration or proceeding shall be reimbursed by the losing Party.

17.	COUNTERPARTS

This Letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter and all of which, when taken together, will be deemed to constitute one and the same agreement (facsimile signatures will have the same effect as originals).

[Signature Page Follows]

If you are in agreement with the foregoing, please sign and return one copy of this Letter on or before ____, 2020, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours,

LiveXLive Media, Inc.

By:	/s/ Jerome N. Gold
Name:	Jerome N. Gold
Title:	Chief Strategy Officer

Duly executed and agreed to on October 22, 2020:

Custom Personalization Solutions, LLC

By:	/s/ Scott Norman
Name:	Scott Norman
Title:	Authorized Signatory